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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                              AETERNA ZENTARIS INC.
                        ---------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F ________    Form 40-F   X
                                                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes ______     No   X
                                            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____






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                                 DOCUMENTS INDEX

Documents Description

-------------------------------------------------------------------------------
1. Press release dated February 17, 2006: AEterna Zentaris : Update on U.S. NCI Sponsored Phase III Trial with Neovastat in Non-Small Cell Lung Cancer

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                                                        AETERNA ZENTARIS LOGO



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                          PRESS RELEASE
                                                          For immediate release




AETERNA ZENTARIS: UPDATE ON U.S. NCI SPONSORED PHASE III TRIAL WITH NEOVASTAT IN NON-SMALL CELL LUNG CANCER


QUEBEC CITY, CANADA, FEBRUARY 17, 2006 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced that following a Data and Safety Monitoring Board recommendation, based solely on a slow patient recruitment rate, the United States National Cancer Institute (NCI) has decided to interrupt patient recruitment for the ongoing Phase III trial in non-small cell lung cancer (NSCLC) with Neovastat, while awaiting for an interim efficacy data analysis planned at 320 events. Meanwhile, this NCI sponsored trial continues as planned and patients will be maintained on the current therapy regime.

"We agree with the NCI's decision given the fact that we have reached a sufficient number of enrolled patients enabling the conduct of a planned interim efficacy data analysis, and we remain committed to supplying Neovastat to patients currently taking part in the trial. Results from this analysis will enable us to determine the future development of Neovastat", said Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris.

ABOUT NEOVASTAT AND THE NCI PHASE III TRIAL IN NSCLC

Neovastat, an orally-bioavailable antiangiogenic product is currently in a Phase III clinical trial for the treatment of NSCLC in combination with radiotherapy and chemotherapy. Sponsored by the US National Cancer Institute (NCI), this randomized, double-blind, placebo-controlled trial involves patients with inoperable Stage IIIA and IIIB NSCLC. The study's objective is to evaluate the efficacy of Neovastat and determine if the drug will increase median patient survival time by 25%. This trial was initiated in 2000 and to date, 380 patients have been recruited. An interim efficacy analysis to be performed at 320 events has been planned in agreement with the U.S. NCI. As of today, the number of events stands at 260.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.


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                                                        AETERNA ZENTARIS LOGO


AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420 or
(908) 996-3154
jenene.thomas@aeternazentaris.com
---------------------------------



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                              AETERNA ZENTARIS INC.


Date: February 17, 2006       By:/s/Mario Paradis
                                 ----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary